UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

6-K Items

1. Press release re Attunity Reports Second Quarter 2006 Results

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: August 10, 2006

For more information:
Andy Bailey, VP Marketing	Ofer Segev, CFO
Attunity	Attunity
781-213-5204	781-213-5203
andy.bailey@attunity.com	ofer.segev@attunity.com

ATTUNITY REPORTS Second Quarter 2006 Results
Sales of Attunity’s new product Attunity InFocus exceeds targets

BURLINGTON MA, August 8, 2006 – Attunity, Ltd. (NASDAQ: ATTU), a leading provider of enterprise-class software for application and data integration, and solutions in the new and fast growing Workplace Applications market, today reported its financial results for the second quarter ended June 30, 2006.

Financial Highlights for the Second Quarter of 2006:

—	Revenues: $3,111,000, a decrease of 22% compared to $3,971,000 in the second quarter of 2005.
—	Net Loss – GAAP: $1,816,000, compared to $582,000 in the quarter of 2005. Equity based compensation expenses in the amount of $228,000 are included in the second quarter of 2006 GAAP results pursuant to SFAS 123®. This expense was not included in the 2005 results.
—	Net Loss - Non GAAP: $1,588,000, compared to $582,000 in the second quarter of 2005. Non-GAAP net loss excludes equity based compensation expenses.
—	Loss per Diluted Share – GAAP: $0.10, compared to $0.03 in the second quarter of 2005. Equity based compensation expenses are included in the second quarter of 2006 GAAP results pursuant to SFAS 123®.
—	Loss per Diluted Share - Non GAAP: $0.09, compared to $0.03 in the second quarter of 2005. Non-GAAP EPS excludes equity based compensation expenses.

“Early this year we embarked on a strategy of augmenting and extending our offering of data integration products with business solutions, based on our new product-line Attunity InFocus. Our initial goals for that strategy have been exceeded.” stated Aki Ratner, Attunity CEO. “As a result, operational and personnel adjustments have been accelerated, to ensure continued alignment of resources. One significant change was the appointment of a new VP of North America, Neil McMullan, a seasoned senior sales and operations executive with many years success of selling business solutions at all levels.”

Highlights of the Quarter

—	Attunity's new product-line Attunity InFocus exceeded targets with over $400k of licenses
—	Company transition accelerated from technology-centric focus to solutions-centric focus
—	Added three customers to Attunity InFocus customer base
—	Major new partner agreements signed, including: Business Objects and SAS
—	Major customer wins across industry segments, as represented by: Charles Hurst, Stanley Works, University of Virginia, Balli Group and AK Steel.

“The underlying value-drivers of our company remain very strong, and our customer numbers continue to grow.” continued Mr. Ratner. “Our strategy around Attunity InFocus is now translating into rapid and measurable ROI for our customers and growing revenues for us; putting us ahead of our expected plans for the product at this stage, and increasing our confidence for the coming quarters.”

Attunity Conference Call
The company has scheduled a conference call and simultaneous Webcast on Tuesday, August 8, 2006, at 10 a.m. EST. To participate in the call, U.S. callers can dial 866-761-0748 and international callers can dial +1-617-614-2706 and enter the pass code 25058040 five minutes prior to the start time. The call will be available for replay through the September 8, 2006 by dialing 888-286-8010 (in the US) or +1-617-801-6888 (international) and entering the pass code 69746080. This call will also be broadcast live on the Internet. To register and view the Webcast, go to http://www.attunity.com/investors. An online replay will be available approximately two hours after the call.

About Attunity
Attunity is a leading provider of software for application and data integration, as well as solutions in the new and fast growing Workplace Applications market.

Using our software, companies can seamlessly and efficiently connect, transfer, join and stream to and from virtually any data source in real-time, and subsequently use that data to rapidly configure and deploy management-focused Workplace Applications. With successful deployments at thousands of organizations worldwide, Attunity has over 17 years experience of providing enterprise-class software, both directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Listed on Nasdaq (NASDAQ: ATTU), and with a worldwide headquarters in Boston, USA, Attunity serves its customers via offices in North America, Europe, Middle East, China and Australia, as well as through a network of local partners.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products, and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update any information concerning any of its expectations.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2006	December 31, 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,931	$1,635
Restricted cash	133	70
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $ 74 and $ 83 at June 30, 2006 and December 31, 2005,
respectively)	2,159	2,308
Other accounts receivable and prepaid expenses	841	1,269
Assets of discontinued operations	60	107

Total current assets	7,124	5,389

LONG-TERM PREPAID EXPENSES	191	175

SEVERANCE PAY FUND	826	705

PROPERTY AND EQUIPMENT, NET	1,011	751

SOFTWARE DEVELOPMENT COSTS, NET	4,311	4,173

GOODWILL	6,047	5,908

DEFERRED CHARGES, NET	319	254

Total assets	$19,829	$17,355

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2006	December 31, 2005
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities of long-term debt	$2,033	$41
Trade payables	574	758
Deferred revenues	3,299	2,440
Employees and payroll accruals	1,066	1,163
Accrued expenses and other liabilities	1,669	1,890
Liabilities of discontinued operations	5	36

Total current liabilities	8,646	6,328

LONG-TERM LIABILITIES:
Convertible debt	875	677
Long-term debt	36	7
Accrued severance pay	1,139	1,043

Total long-term liabilities	2,050	1,727

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 40,000,000 shares at June 30, 2006 and December 31, 2005;
Issued and outstanding: 18,355,768 and 17,259,255 shares at June 30,
2006 and December 31, 2005, respectively	608	584
Additional paid-in capital	95,967	93,355
Accumulated other comprehensive loss	(466)	(512)
Accumulated deficit	(86,976)	(84,127)

Total shareholders' equity	9,133	9,300

Total liabilities and shareholders' equity	$19,829	$17,355

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited		Unaudited

Revenues:
Software licenses	$3,821	$4,368	$1,506	$2,110
Maintenance and services	3,307	3,462	1,605	1,861

	7,128	7,830	3,111	3,971

Operating expenses:
Cost of revenues	1,263	1,743	640	826
Research and development, net	1,916	1,184	939	615
Selling and marketing	4,786	4,569	2,343	2,290
General and administrative	1,555	1,131	767	552
Liquidation damages related to January
private placement	-	80	-	80

Total operating expenses	9,520	8,707	4,689	4,363

Operating loss	(2,392)	(877)	(1,578)	(392)

Financial expenses, net	(392)	(380)	(192)	(154)
Other income (expenses)	(2)	(10)	(2)	3

Loss before income taxes	(2,786)	(1,267)	(1,772)	(543)
Taxes on income	63	25	44	12

Loss from continued operations	(2,849)	(1,292)	(1,816)	(555)
Discontinued operations:
Loss on disposal of business	-	(378)	-	(27)

Net loss	$(2,849)	$(1,670)	$(1,816)	$(582)

Basic and diluted net loss per share from
continued operations	$(0.16)	$(0.08)	$(0.10)	$(0.03)

Basic and diluted net loss per share from
discontinued operations, net of income taxes	$(0.00)	$(0.02)	$(0.00)	$(0.00)

Basic and diluted net loss per share	$(0.16)	$(0.10)	$(0.10)	$(0.03)

Weighted average number of shares used in
computing basic and diluted net loss per share	17,854	16,678	18,219	17,087

RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Six months ended June 30, 2006	Three months ended June 30, 2006
	Unaudited

GAAP Net loss	$(2,849)	$(1,816)
Stock-based compensation *)	478	228

Non GAAP Net loss	$(2,371)	$(1,588)

Basic and diluted net loss per share	$(0.13)	$(0.09)

Weighted average number of shares used in computing basic and diluted net loss
per share	17,854	18,219

*)	Stock-based compensation:
	Research and development	$103	$46
	Selling and marketing	129	72
	General and administrative	246	110

	Total	$478	$228

The effect of stock-based compensation: The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified–prospective transition method.